UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the nine months ended September 30, 2021 and the unaudited consolidated interim financial statements of Golar LNG Limited (the “Company” or “Golar”) as of and for the nine months ended September 30, 2021.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-237936), which was filed with the U.S. Securities and Exchange Commission on April 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 18, 2021	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Principal Financial Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate” “forecast,” “projected” “plan” “potential,” “continue,” “will," “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•our inability and that of our counterparty to meet our respective obligations under the Lease and Operate Agreement entered into in connection with the BP Greater Tortue / Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects (including the Gimi GTA Project) and other contracts to which we are a party;
•our ability to formalize a settlement agreement with authorities regarding tax benefits previously obtained under certain of our leasing agreements;
•claims made or losses incurred in connection with our continuing obligations with regard to Hygo Energy Transition Ltd (“Hygo”) and Golar LNG Partners LP (“Golar Partners”);
•the ability of Hygo, Golar Partners and New Fortress Energy, Inc. (“NFE”) to meet their respective obligations to us, including indemnification obligations;
•changes to rules and regulations applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•changes in our ability to retrofit vessels as floating storage and regasification units (“FSRUs”) or floating liquefaction natural gas vessels (“FLNGs”) and in our ability to obtain financing for such conversions on acceptable terms or at all;
•changes in our ability to obtain additional financing on acceptable terms or at all;
•the length and severity of outbreaks of pandemics, including the recent worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operations of our charterers, our global operations and our business in general;
•failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, or FLNG including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•our ability to close potential future sales of additional equity interests in our vessels, including the Hilli Episeyo (“Hilli”) and FLNG Gimi on a timely basis or at all;
•our ability to contract the full utilization of the Hilli or other vessels;
•changes in the supply of or demand for LNG carriers, FSRUs or FLNGs;

•a material decline or prolonged weakness in rates for LNG carriers, FSRUs or FLNGs;
•changes in the performance of the pool in which certain of our vessels operate;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs or FLNGs;
•changes in the supply of or demand for LNG or LNG carried by sea;
•continuing volatility of commodity prices;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in our relationship with our affiliates and the sustainability of any distributions they pay to us;
•a decline or continuing volatility in the global financial markets, specifically with respect to our equity holding in NFE;
•changes in general domestic and international political conditions, particularly where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels;
•failure of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•our inability to achieve successful utilization of our fleet or inability to expand beyond the carriage of LNG and provision of FSRU and FLNGs, particularly through our innovative FLNG strategy;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs and FLNGs to various ports;
•increases in costs, including, among other things, wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2021 and 2020. Unless the context indicates otherwise, the “Company”, “Golar”, “Golar LNG”, “we”, “us”, and “our” all refer to Golar LNG Limited or any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities. References to “Golar Partners” or the “Partnership” refer, depending on the context, to our former affiliate Golar LNG Partners LP (previously listed on Nasdaq: GMLP) and to any one or more of its subsidiaries. References to “Hygo” refer to our former affiliate Hygo Energy Transition Ltd (formerly known as Golar Power Ltd) and to any one or more of its subsidiaries. References to “OneLNG” refer to our former joint venture OneLNG S.A and to any one or more of its subsidiaries. References to “Avenir” refer to our affiliate Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. References to “NFE” refer to New Fortress Energy Inc. (Nasdaq: NFE), the third-party purchaser of Golar Partners and Hygo, which acquisition closed on April 15, 2021. Unless otherwise indicated, all reference to “USD” and “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2020 (our "2020 Form 20-F") which was filed with the Commission on April 22, 2021.

Overview

We provide infrastructure for the liquefaction, transportation, regasification and downstream distribution of LNG. We are engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNG carriers. We also operate vessels on behalf of third parties under management agreements.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and financial review and prospects - Significant Developments in Early 2021” of our 2020 Form 20-F.

Since September 30, 2021, certain recent and other developments that have occurred are as follows:

Financings

Norwegian Bonds

In October 2021, we closed our $300 million senior unsecured bonds in the Nordic bond market (the “Norwegian Bonds”). The Norwegian Bonds will mature in October 2025 and bear interest at 7.00% per annum. The net proceeds from the Norwegian Bonds will be used to partly refinance our $402.5 million 2017 convertible bonds maturing in February 2022 ("Convertible Bonds") and for general corporate purposes. Contemporaneous with the closing of the Norwegian Bonds, we redeemed $85.2 million of the Convertible Bonds, with $317.3 million maturing in February 2022.

Golar Seal Put Option Extension

In November 2021, we entered into a supplemental agreement with our existing lender from CCB Financial Leasing Corporation Limited (“CCBFL”) to extend the Golar Seal's put option maturity from January 2022 to January 2025.

2021 Margin Loan

In November 2021, we executed a Margin Loan Agreement (“2021 Margin Loan”), which has a term of three years, a revolving facility limit of $200.0 million and bears interest at LIBOR plus a margin of 2.8%. The 2021 Margin Loan is secured by the 18.6 million Class A NFE common stock (“NFE Shares”) that we own. We are permitted under the terms of the 2021 Margin Loan, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares.

Revolving Credit Facility

In November 2021, we repaid in full our $100.0 million Revolving Credit Facility (“RCF”), using the proceeds from the Norwegian Bonds. The NFE Shares held as security to the RCF, were subsequently released.

Other significant transactions

Hilli Production Hedge

In October 2021, we entered into swap arrangements to hedge part of our Dutch Title Transfer Facility (“TTF”) price exposure for the incremental 0.2 million tonnes per annum in the first quarter of 2022 at a TTF price of $28 per Metric Million British Thermal Unit (“MMBtu”).

Operating and Financial Review

On April 15, 2021, we completed the disposals of Golar Partners (“GMLP Merger”) and Hygo (“Hygo Merger”). Prior to the GMLP and Hygo Mergers, we operated in four reportable segments, “Vessel and other operations, “FLNG,” “Power” and “Corporate and other.” We consider the disposal of our interest in Hygo as our exit from our Power operations and hence ceased to consider Power as a reportable segment (as defined under United States Generally Accepted Accounting Principles (“U.S. GAAP”)) with effect from the first quarter of 2021. Consequently, management deems that we provide three distinct services and operate in the following three reportable segments: “Shipping”, “FLNG” and “Corporate and other". See note 4 “Segment Information” of the unaudited consolidated interim financial statements included herein for additional information on our segments.

A reconciliation of consolidated net profit/(loss) to Adjusted EBITDA is as follows:

	Nine months ended September 30,
(in thousands of $)	2021	2020	Change	% Change
Net profit/(loss)	514,804	(206,572)	721,376	(349)%
Income taxes	565	598	(33)	(6)%
Profit/(loss) before income taxes	515,369	(205,974)	721,343	(350)%
Depreciation and amortization	79,488	81,097	(1,609)	(2)%
Unrealized (gain)/loss on oil and gas derivative instruments	(145,282)	39,400	(184,682)	(469)%
Other non-operating losses, net	311,916	—	311,916	100%
Interest income	(67)	(1,432)	1,365	(95)%
Interest expense	42,776	54,137	(11,361)	(21)%
(Gains)/losses on derivative instruments	(17,063)	54,543	(71,606)	(131)%
Other financial items, net	(524)	(1,986)	1,462	(74)%
Equity in net losses of affiliates (1)	561	391	170	43%
Net (income)/loss from discontinued operations	(568,047)	180,469	(748,516)	(415)%
Adjusted EBITDA	219,127	200,645	18,482	9%
(1) Please refer to the individual reportable segments below for discussions on equity in net losses of affiliates.

The following details our consolidated results for the nine months ended September 30, 2021 and 2020:

Depreciation and amortization: Depreciation and amortization decreased by $1.6 million to $79.5 million for the nine months ended September 30, 2021, compared to $81.1 million for the same period in 2020, due to:

•$0.2 million decrease in LNG Croatia's (formerly the Golar Viking) depreciation which relates to depreciation prior to her entry into the shipyard for conversion to a FSRU. There was no comparable charge in 2021 following her disposal in December 2020;
•$0.4 million decrease in the Golar Tundra's depreciation following completion of her drydock in 2020; and
•decrease in depreciation for the nine months ended September 30, 2021, compared to the same period in 2020, following the reassessment of vessels' residual values.

Unrealized (gain)/loss on the oil and gas derivative instruments: Unrealized (gain)/loss on oil and gas derivative instruments relates to the mark-to-market movement on the fair value of the derivative instruments. The fair value of the oil derivative is determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the remaining term of the LTA. The fair value of the gas derivative, which was entered into in July 2021, is determined using the estimated discounted cash flows of the additional payments due to us as a result of forecasted natural gas prices and forecasted EUR/USD exchange rates. The unrealized (gain)/loss on oil and gas derivative instruments increased by $184.7 million to a gain of $145.3 million for the nine months ended September 30, 2021, compared to a loss of $39.4 million for the same period in 2020, due to improvements in the forecasted oil and gas prices over their remaining contractual terms.

Other non-operating losses, net: Other non-operating losses, net, consists of three components for the nine months ended September 30, 2021:

•$244.2 million cumulative unrealized mark-to-market loss on our NFE shares which we received as consideration for the Hygo Merger;
•$71.4 million liability and related expense recognized in relation to the expected settlement of the UK tax lease inquiry with the UK Tax Authorities (“HMRC”) (see note 20); and
•partially offset by $3.7 million of dividend receipts from NFE.

Interest income: Interest income decreased by $1.4 million to $0.1 million for the nine months ended September 30, 2021 compared to $1.4 million for the same period in 2020. The decrease was primarily due to a decrease in the returns on our fixed deposits that had been made during the nine months ended September 30, 2021, and a decrease in the income derived from the lending capital of our lessor VIEs, which we are required to consolidate under U.S. GAAP.

Interest expense: Interest expense decreased by $11.4 million to $42.8 million for the nine months ended September 30, 2021 compared to $54.1 million for the same period in 2020. This decrease was primarily due to:

•$8.9 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs;
•$3.2 million decrease in interest expense relating to the refinancing of the Golar Bear facility with AVIC International Leasing Company Limited (“AVIC”) and the repayments in 2020 of the Golar Viking facility and the Margin Loan facility; and
•$1.8 million decrease in amortization of deferred financing costs following repayments of the Golar Viking facility and the Margin Loan facility in 2020, and the amendments of our four vessels' sale and leaseback debts with ICBC Finance Leasing Co. Ltd (“ICBCL”) in 2021.

This decrease in interest expense was partially offset by a $3.8 million decrease in capitalized interest on borrowing costs in relation to our qualifying investments in Hygo (subsequently disposed of) and Avenir. Hygo's Sergipe Power Plant commenced operations in late March 2020, and Avenir's first vessel was delivered in October 2020, resulting in the cessation of capitalizing interest.

Gains/(losses) on derivative instruments: Gains on derivative instruments increased by $71.6 million to a gain of $17.1 million for the nine months ended September 30, 2021 compared to a loss of $54.5 million for the same period in 2020. This change was primarily due to:

Net realized and unrealized gains/(losses) on interest rate swap agreements: As of September 30, 2021, we have an interest rate swap portfolio with a notional amount of $505.0 million, none of which are designated as hedges for accounting purposes. Net unrealized gains on the interest rate swaps was $18.6 million for the nine months ended September 30, 2021 compared to an unrealized loss of $44.2 million for the same period in 2020. The gain was due to (i) the increase in the long-term swap rates and (ii) a decrease in the notional value of our swap portfolio which was partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties for the nine months ended September 30, 2021.

Realized gains/(losses) on our interest rate swaps resulted in a loss of $1.7 million for the nine months ended September 30, 2021, compared to a loss of $3.6 million for the same period in 2020. The decrease was primarily due to higher LIBOR for the nine months ended September 30, 2021.

Unrealized losses on total return swap (or equity swap): In December 2014, we established a three-month facility for a Stock Indexed Total Return Swap Program or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In February 2020, we repurchased the remaining 1.5 million of our shares and 0.1 million of Golar Partners' units underlying the equity swap which terminated the Total Return Swap Program. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $5.1 million recognized in the nine months ended September 30, 2020. There was no comparable loss recognized in the comparable period in 2021.

Other financial items, net: Gains on other financial items, net decreased by $1.5 million to a gain of $0.5 million for the nine months ended September 30, 2021, compared to $2.0 million for the same period in 2020 due to a decrease in the amortization of debt guarantees.

Net income/(loss) from discontinued operations:

	Nine months ended September 30,
(in thousands of $)	2021	2020	Change	% Change
Share of net earnings/(losses) of Golar Partners	8,116	(142,465)	150,581	(106)%
Share of net losses of Hygo	(15,008)	(38,004)	22,996	(61)%
Gain on disposal of investments in affiliates	574,939	—	574,939	100%
Net income/(loss) from discontinued operations	568,047	(180,469)	748,516	415%

On April 15, 2021, we completed the disposal of our interests in Golar Partners and Hygo to NFE. The net income from discontinued operations for the nine months ended September 30, 2021 consists of our share of earnings/(losses) from discontinued operations until April 15, 2021 and the resultant gain on disposal of our investments in affiliates of $574.9 million, which represents the excess consideration over the book value of investments in affiliates disposed of.

As of September 30, 2020, we held a 32.2% ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights (“IDRs”). Given the duration and the extent of the suppressed unit price of Golar Partners, we concluded that the difference between the carrying value and the fair value of our equity accounted investment was no longer temporary and recognized an impairment of $135.9 million on September 30, 2020.

As of September 30, 2020, we held a 50.0% ownership interest in Hygo. Our share in net losses of Hygo principally relates to trading activities of the Golar Celsius and the Golar Penguin operating as LNG carriers and the performance of the Sergipe Power Plant, including the Golar Nanook operating as a FSRU, regasifying LNG for the Sergipe Power Plant. The decrease in our share of net losses in Hygo was mainly driven by our share of the one-off non-cash loss on the deemed disposal of the Golar Nanook following the commencement of her 25-year sales type lease under U.S. GAAP with Centrais Elétricas de Sergipe S.A (“CELSE”) in 2020. There was no comparable loss in 2021.

The following details the operating results and Adjusted EBITDA for our reportable segments for the nine-month period ended September 30, 2021 and 2020.

	Nine months ended September 30,
	2021				2020
(in thousands of $)	Shipping	FLNG	Corporate and other	Total	Shipping	FLNG	Corporate and other	Total
Total operating revenues	150,528	164,614	21,575	336,717	141,154	163,572	15,227	319,953
Vessel operating expenses	(47,118)	(39,289)	(7,658)	(94,065)	(42,695)	(40,430)	416	(82,709)
Voyage, charterhire and commission expenses	(10,600)	(450)	(66)	(11,116)	(6,842)	—	—	(6,842)
Administrative expenses	(457)	(185)	(26,429)	(27,071)	(1,416)	(803)	(24,505)	(26,724)
Project development expenses	—	(2,116)	(79)	(2,195)	(105)	(1,430)	(4,569)	(6,104)
Realized gains on oil derivative instrument	—	11,837	—	11,837	—	2,539	—	2,539
Other operating income	5,020	—	—	5,020	532	—	—	532
Adjusted EBITDA	97,373	134,411	(12,657)	219,127	90,628	123,448	(13,431)	200,645

Shipping segment

	Nine months ended September 30,
(in thousands of $, except average daily TCE) (1)	2021	2020	Change	% Change

Total operating revenues	150,528	141,154	9,374	7%
Vessel operating expenses	(47,118)	(42,695)	(4,423)	10%
Voyage, charterhire and commission expenses	(10,600)	(6,842)	(3,758)	55%
Administrative expenses	(457)	(1,416)	959	(68%)
Project development expenses	—	(105)	105	(100%)
Other operating income	5,020	532	4,488	844%
Adjusted EBITDA	97,373	90,628	6,745	7%

Other Financial Data:

Average daily TCE (1) (to the closest $100)	51,600	48,900	2,700	6%
(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP Measures" for a discussion of TCE.

Total operating revenues: Total operating revenues increased by $9.4 million to $150.5 million for the nine months ended September 30, 2021 compared to $141.2 million for the same period in 2020 due to increase in daily charterhire rates. Our fleet's utilization for the nine months ended September 30, 2021 of 98% utilization with 27 commercial waiting days had improved compared to the same period in 2020 of 89% utilization with 272 commercial waiting days.

Average daily TCE: Average daily TCE of $51,600 for the nine months ended September 30, 2021, which is marginally higher than the same period in 2020, over which period average daily TCE was $48,900. The increase in the daily TCE results from the higher contribution recognized from our participation in the Cool Pool arrangement (“Cool Pool”) as a result of higher utilization and charter rates from our vessels for the period ended September 30, 2021, compared to the same period in 2020.

Vessel operating expenses: Vessel operating expenses increased by $4.4 million to $47.1 million for the nine months ended September 30, 2021, compared to $42.7 million for the same period in 2020, primarily due to:

•a $2.5 million insurance receipt in relation to LNG Croatia in 2020. There are no comparable LNG Croatia amounts in 2021 as the vessel was sold to LNG Hrvatska in December 2020; and
•$1.8 million increase in operating costs of Golar Ice due to the purchase of a replacement motor for the nine months ended September 30, 2021. There was no comparable cost in 2020.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The increase of $3.8 million in voyage, charterhire and commission expenses to $10.6 million for the nine months ended September 30, 2021 compared to $6.8 million for the same period in 2020, was mainly due to the following:

•$3.5 million increase in voyage expenses relating to the chartering of an external vessel, which we have subsequently sub-chartered contributing to our total operating revenues; and
•$1.3 million increase in bunker consumption in relation to the Golar Ice due to 53 days of commercial waiting time during the nine months ended September 30, 2021, compared to full utilization during the same period in 2020.

The increase in voyage, charterhire and commission expenses was partially offset by $1.5 million reduction of fuel consumption by LNG Croatia prior to the vessel's entry into the shipyard for conversion to a FSRU in January 2020.

Administrative expenses: Administrative expenses decreased by $1.0 million to $0.5 million for the nine months ended September 30, 2021 compared to $1.4 million for the same period in 2020, mainly due to ongoing cost reduction measures resulting in a decrease in professional fees.

Other operating income: Other operating income of $5.0 million and $0.5 million for the nine months ended September 30, 2021 and 2020, relates to loss of hire insurance receipts for the Golar Ice and Golar Bear, respectively.

FLNG segment

	Nine months ended September 30,
(in thousands of $)	2021	2020	Change	% Change

Total operating revenues	164,614	163,572	1,042	1%
Vessel operating expenses	(39,289)	(40,430)	1,141	(3%)
Voyage, charter-hire and commission expenses	(450)	—	(450)	100%
Administrative expenses	(185)	(803)	618	(77%)
Project development expenses	(2,116)	(1,430)	(686)	48%
Realized gains on oil derivative instrument	11,837	2,539	9,298	366%
Adjusted EBITDA	134,411	123,448	10,963	9%

Total operating revenues: Total operating revenues increased by $1.0 million to $164.6 million for the nine months ended September 30, 2021 compared to $163.6 million for the same period in 2020, due to overproduction revenue recognized in 2021. No overproduction revenue was recognized for the same period in 2020.

Vessel operating expenses: Vessel operating expenses decreased by $1.1 million for the nine months ended September 30, 2021, compared to the same period in 2020, primarily due to a decrease of $3.3 million in crew costs following logistical restrictions brought about by COVID-19, partially offset by a $1.2 million increase in the purchase of consumables, spares and repair and maintenance costs.

Project development expenses: Project development expenses relate to a FLNG front-end engineering design (FEED) study for Mark III and other projects in the early exploratory stages. The increase of $0.7 million to $2.1 million for the nine months ended September 30, 2021 compared to $1.4 million in the same period in 2020 is mainly due to phase two of the FEED study for Mark III as phase one of the FEED study was completed in 2020.

Realized gains on oil derivative instrument: Realized gains on the oil derivative instrument, based on a three-month look-back at average Brent crude oil prices above the base tolling fee under the Hilli's Liquefaction Tolling Agreement (“LTA”), increased by $9.3 million to $11.8 million for the nine months ended September 30, 2021 compared to $2.5 million for the same period in 2020, due to an increase in Brent crude oil prices.

Corporate and other segment

	Nine months ended September 30,
(in thousands of $, except average daily TCE) (1)	2021	2020	Change	% Change

Total operating revenues	21,575	15,227	6,348	42%
Vessel operating expenses	(7,658)	416	(8,074)	(1,941%)
Voyage, charterhire and commission expenses	(66)	—	(66)	100%
Administrative expenses	(26,429)	(24,505)	(1,924)	8%
Project development expenses	(79)	(4,569)	4,490	(98%)
Adjusted EBITDA	(12,657)	(13,431)	774	(6%)

Total operating revenues: Total operating revenues increased by $6.3 million to $21.6 million for the nine months ended September 30, 2021 compared to $15.2 million for the same period in 2020. This was principally due to:

•$8.1 million increase in vessel management fees billed pursuant to the Operation and Maintenance Agreement (“O&M Agreement”) with LNG Hrvatska, which commenced in January 2021;

•Partially offset by $1.9 million decrease in vessel management fees relating to incremental administrative services fees charged to our former affiliates, Golar Partners and Hygo.

Vessel operating expenses: Vessel operating expenses increased by $8.1 million to $7.7 million for the nine months ended September 30, 2021 compared to $0.4 million credit for the same period in 2020, primarily due to costs associated to the O&M Agreement on the LNG Croatia.

Administrative expenses: Administrative expenses increased by $1.9 million to $26.4 million for the nine months ended September 30, 2021 compared to $24.5 million for the same period in 2020, mainly due to:

•$3.4 million increase in corporate expenses including legal and professional fees, audit fees and employee related costs as a result of one-off redundancy costs from a corporate overhead streamlining exercise.

Partially offset by:

•$0.4 million decrease in travel expenses given reduced travel as a result of COVID-19 restrictions; and
•$1.2 million decrease in share options expense as most of our share options had fully vested in February 2021.

Project development expenses: Project development expenses decreased by $4.5 million to $0.1 million for the nine months ended September 30, 2021 compared to $4.6 million for the same period in 2020, mainly due to non-recurring 2020 expenses related to strategic initiatives and corporate simplification, consisting of $4.2 million of professional, legal and consultancy costs.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments in affiliates and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for the manning and technical management of our vessels within the Cool Pool, including the LNGC and FSRU fleet acquired by NFE.

As of September 30, 2021, we had cash and cash equivalents (including restricted cash and short-term deposits) of $268.2 million, of which $144.5 million is restricted cash. Included within restricted cash is $60.7 million in respect of the issuance of the letter of credit from a financial institution to our project partner involved in the Hilli, $11.3 million in respect of the O&M Agreement as part of the sale of LNG Croatia, $2.8 million in relation to interest rate swaps, with the balance mainly relating to the cash belonging to lessor VIEs that we are required to consolidate under U.S. GAAP. Refer to note 11 “Restricted Cash and Short-term Deposits” of our unaudited consolidated interim financial statements included herein for additional details.

We may from time to time repurchase our 2017 Convertible Bonds in privately negotiated transactions and upon such terms and at such prices as we may determine. We will evaluate any such transactions in light of then-existing market conditions, taking into account our current liquidity and prospects for future access to capital. The repurchases may be material and could relate to a substantial proportion of our 2017 Convertible Bonds.

Since September 30, 2021, certain transactions impacting our cash flows include:
•$209.2 million net proceeds in relation to the $300 million Norwegian Bonds. The net proceeds includes redemption of $85.2 million notional value of the Convertible Bond, accrued interest and bank fees;
•$100.8 million repayment of the RCF, including interest, using proceeds of the Norwegian Bonds;
•$10.9 million of scheduled loan and interest repayments;
•$6.4 million proceeds from Keppel Capital Alternative Asset Pte. Ltd. (“Keppel”) subscription of equity interest in Gimi MS Corporation (“Gimi MS”);
•$2.3 million receipt in relation to a loss of hire insurance claim on the Golar Ice;
•$1.9 million release of restricted cash relating to our interest rate swaps;
•$1.8 million advance to Avenir;
•$1.3 million payment made in relation to the execution of the 2021 Margin Loan; and
•$19.8 million of additions to the asset under development.

Borrowing activities

Golar Bear Facility

During the nine months ended September 30, 2021, we drew down $10.0 million from the Golar Bear facility. The facility is now fully drawn, has a term of seven years and bears a fixed interest rate of 4.64%.

Norwegian Bonds

In October 2021, we closed our $300 million Norwegian Bonds which will mature in October 2025 and bear interest at 7.00% per annum. The net proceeds will be used to partly finance our Convertible Bonds and for general corporate purposes. Contemporaneous with the closing, we redeemed $85.2 million notional value of the Convertible Bonds and have subsequently reclassified the balance sheet presentation of the redeemed amount from current portion of long-term debt and short-term debt to long-term debt. In addition, in November 2021, we repaid in full our $100 million RCF further using the net proceeds of the Norwegian Bonds and have also subsequently reclassified the balance sheet presentation of the RCF from current portion of long-term debt and short-term debt to long-term debt.

Security, debt and lease restrictions
Certain of our financing agreements are collateralized by vessel mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time charters or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50 million of cash and cash equivalents on a consolidated group basis at each balance sheet date. In addition, as of September 30, 2021, there are cross default provisions in certain of our, Golar Partners' and Hygo's loan and lease agreements.

Refer to note 1 of our unaudited consolidated interim financial statements included herein for our going concern assessment.
Cash Flow

	Nine months ended September 30,
(in thousands of $)	2021	2020	Change	% Change
Net cash provided by operating activities	169,086	86,399	82,687	96%
Net cash used in continuing investing activities	(172,258)	(216,081)	43,823	(20%)
Net cash provided by discontinued investing activities	120,020	7,714	112,306	1456%
Net cash used in financing activities	(139,550)	(49,549)	(90,001)	182%
Net decrease in cash, cash equivalents and restricted cash	(22,702)	(171,517)	148,815	(87%)
Cash, cash equivalents and restricted cash at beginning of period	290,872	410,412	(119,540)	(29%)
Cash, cash equivalents and restricted cash at end of period	268,170	238,895	29,275	12%

Net cash provided by operating activities increased by $82.7 million to $169.1 million for the nine months ended September 30, 2021, compared to $86.4 million for the same period in 2020, mainly due to:
•higher contribution recognized from our participation in the Cool Pool due to higher utilization and charter rates from our vessels for the period ended September 30, 2021, compared to the same period in 2020;
•$6.8 million reduction of dry docking costs paid for the nine months ended September 30, 2021, compared to the same period in 2020, due to the timing of the scheduled dry-docks;

•$5.0 million loss of hire insurance proceeds for the Golar Ice for the nine months ended September 30, 2021, compared to $0.5 million for the Golar Bear for the same period in 2020; and
•the improvement in the general timing of working capital for the nine months ended September 30, 2021, compared to the same period in 2020, driven by on-going cost saving measures.

Net cash used in continuing investing activities of $172.3 million for the nine months ended September 30, 2021 is comprised of:
•$183.3 million of additions to asset under development relating to payments made in respect of the conversion of the Gimi inclusive of interest costs capitalized;
•$8.6 million of additional equity contribution to our investment in Avenir;
•partially offset by the $16.9 million proceeds from Keppel's 30% subscription of additional equity interest in Gimi MS; and
•$3.7 million of dividends received from NFE for the nine months ended September 30, 2021. There were no comparable receipts in the same period in 2020.

Net cash used in continuing investing activities of $216.1 million for the nine months ended September 30, 2020 is comprised of:
•additions of $211.2 million to assets under development relating to payments made in respect of the conversion of the Gimi and the LNG Croatia;
•$8.3 million of additional equity contribution to our investment in Avenir; and
•partially offset by the $7.1 million proceeds from Keppel's 30% subscription of additional equity interest in Gimi MS.

Net cash provided by discontinued investing activities of $120.0 million for the nine months ended September 30, 2021 is comprised of:
•$119.6 million net proceeds from disposals of equity accounted investments, Golar Partners and Hygo; and
•$0.5 million dividends received from Golar Partners.

Net cash provided by discontinued investing activities of $7.7 million for the nine months ended September 30, 2020 is comprised of:
•$40.0 million receipts from Golar Partners for repayment of the loans advanced in February and May 2020;
•$10.1 million of dividends received from Golar Partners;
•partially offset by $40.0 million short term-loans advanced to Golar Partners in February and May 2020; and
•$2.4 million of additions to our investment in Hygo (subsequently disposed of).

Net cash used in financing activities was $139.6 million for the nine months ended September 30, 2021 and arose principally due to:
•scheduled debt repayments of $208.3 million, which includes repayments made by our lessor VIE's (see note 10 "Variable Interest Entities" of our unaudited consolidated interim financial statements included herein);
~~•~~$24.4 million dividend payment in relation to Golar Hilli LLC (“Hilli LLC”);
•$24.5 million payment in relation to the share repurchase program; and
•$5.3 million financing costs paid predominately in relation to the Gimi facility.

This was partially offset by debt proceeds drawn down of:
•$110.0 million collectively representing the fifth and sixth draw downs under the $700 million Gimi facility; and
~~•~~$12.9 million in borrowings made by our lessor VIE's (see note 10 “Variable Interest Entities” of our unaudited consolidated interim financial statements included herein).

Net cash used in financing activities was $49.5 million for the nine months ended September 30, 2020 and arose primarily due to:

•scheduled debt repayments of $419.4 million, which includes repayments made by our lessor VIE's (see note 10 "Variable Interest Entities" of our unaudited consolidated interim financial statements included herein);
•prepayment of $70.0 million principal balance on the Margin Loan facility in March 2020;
•repayment of $59.3 million to repay the outstanding principal following the Golar Bear refinancing in June 2020.
•payment of $16.7 million to repurchase the shares and units underlying our equity swap in February 2020;
•payment of dividends of $16.0 million in relation to Hilli LLC; and
•financing costs of $7.6 million predominately in relation to the LNG Croatia and Gimi facilities.

This was partially offset by debt proceeds drawn down of:
•$95.0 million representing the third draw down under the $700 million Gimi facility; and
•$444.3 million in relation to borrowings made by our lessor VIE's (see note 10 "Variable Interest Entities" of our unaudited consolidated interim financial statements included herein).

Non-GAAP Measures

Average Daily Time Charter Equivalent

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

	Nine months ended September 30,
(in thousands of $ except number of days and average daily TCE)	2021	2020
Total operating revenues	336,717	319,953
Less: Liquefaction service revenue	(164,614)	(163,572)
Less: Vessel and other management fees	(21,575)	(15,227)
Time and voyage charter revenues	150,528	141,154
Voyage and commission expenses	(10,600)	(6,842)
	139,928	134,312
Calendar days less scheduled off-hire days (1)	2,711	2,749
Average daily TCE (to the closest $100)	51,600	48,900
(1) This excludes days when vessels are in cold lay-up, undergoing dry dock or undergoing conversion.

GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of $, except per share data)		Nine months ended September 30,
	Notes	2021	2020
Time and voyage charter revenues	4, 8	150,528	141,154
Liquefaction services revenue	4, 5	164,614	163,572
Vessel and other management fees	4, 5, 19	21,575	15,227
Total operating revenues	4, 19	336,717	319,953

Vessel operating expenses	4	(94,065)	(82,709)
Voyage, charterhire and commission expenses	4, 19	(11,116)	(6,842)
Administrative expenses	4	(27,071)	(26,724)
Project development expenses	4	(2,195)	(6,104)
Depreciation and amortization		(79,488)	(81,097)
Total operating expenses		(213,935)	(203,476)

Other operating income/(losses)
Realized and unrealized gain/(loss) on oil and gas derivative instruments	2, 4, 18	157,119	(36,861)
Other operating income	4	5,020	532
Total other operating income/(losses)		162,139	(36,329)

Operating income		284,921	80,148

Other non-operating losses, net(1)	9, 18, 20	(311,916)	—

Financial income/(expenses)
Interest income		67	1,432
Interest expense		(42,776)	(54,137)
Gains/(losses) on derivative instruments	7	17,063	(54,543)
Other financial items, net	7, 19	524	1,986
Net financial expenses		(25,122)	(105,262)

Loss before taxes and equity in net losses of affiliates		(52,117)	(25,114)
Income taxes		(565)	(598)
Equity in net losses of affiliates	2, 14	(561)	(391)
Net loss from continuing operations		(53,243)	(26,103)

Net income/(loss) from discontinued operations	2, 9	568,047	(180,469)

Net income/(loss)		514,804	(206,572)
Net income attributable to non-controlling interests		(108,962)	(75,111)
Net income/(loss) attributable to stockholders of Golar LNG Limited		405,842	(281,683)

Basic and dilutive loss per share from continuing operations ($)	6	(1.50)	(1.06)
Basic and dilutive earnings/(loss) per share from discontinued operations ($)	6	5.25	(1.89)

(1) Other non-operating losses, net is comprised of: (i) unrealized mark-to-market loss on our investment in listed equity securities of $240.5 million, which is inclusive of distributions relating to return of capital of $3.7 million (note 9 and 18); and (iii) UK tax lease settlement liability of $71.4 million (note 20).

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(in thousands of $)		Nine months ended September 30,
	Notes	2021	2020

Net income/(loss)		514,804	(206,572)

Other comprehensive income/(loss):
Gain associated with pensions, net of tax		38	156
Share of affiliate's comprehensive losses from discontinued operations (1)		(3,147)	(22,289)
Realized accumulated comprehensive losses on disposal of investment in affiliate	9	43,380	—
Other comprehensive income/(loss)		40,271	(22,133)
Comprehensive income/(loss)		555,075	(228,705)

Comprehensive income/(loss) attributable to:

Stockholders of Golar LNG Limited		446,113	(303,816)
Non-controlling interests		108,962	75,111
Comprehensive income/(loss)		555,075	(228,705)
(1) No tax impact for the nine months ended September 30, 2021 and 2020.
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2021	2020
(in thousands of $)	Notes	September 30,	December 31,
		Unaudited	Audited (1)
ASSETS
Current
Cash and cash equivalents		123,690	127,691
Restricted cash and short-term deposits	11	71,647	100,361
Trade accounts receivable		28,094	29,648
Inventories		1,078	1,533
Other current assets	12, 18	510,227	8,682
Assets held for sale	2, 9	—	267,766
Amounts due from related parties	19	1,585	2,112
Total current assets		736,321	537,793
Non-current
Restricted cash	11	72,833	62,820
Investments in affiliates	2, 14	50,573	44,385
Asset under development	13	850,589	658,247
Vessels and equipment, net		2,903,976	2,983,073
Other non-current assets	15	189,861	27,911
Total assets		4,804,153	4,314,229

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	16	(1,130,256)	(982,845)
Trade accounts payable		(10,801)	(10,579)
Accrued expenses		(88,276)	(89,357)
Other current liabilities	17	(150,956)	(85,419)
Amounts due to related parties	19	—	(12,006)
Total current liabilities		(1,380,289)	(1,180,206)
Non-current
Long-term debt	16	(1,151,465)	(1,367,937)
Other non-current liabilities		(119,703)	(135,439)
Total liabilities		(2,651,457)	(2,683,582)

Equity
Stockholders' equity		(1,717,175)	(1,292,523)
Non-controlling interests		(435,521)	(338,124)

Total liabilities and stockholders' equity		(4,804,153)	(4,314,229)
(1) On April 15, 2021, we have completed the GMLP and Hygo Mergers and consequently retrospectively presented our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments in Golar Partners and Hygo as net income/(loss) from discontinued operations and assets held for sale, respectively. In addition, we have retrospectively presented the cash flow activities arising from our held for sale investments as cash flows from discontinued operations (note 9).
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS
		Nine months ended September 30,
(in thousands of $)	Notes	2021	2020

OPERATING ACTIVITIES
Net income/(loss)		514,804	(206,572)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization		79,488	81,097
Amortization of deferred charges and guarantees, net		2,003	3,037
Equity in net losses of affiliates	2, 14	561	391
Net (income)/loss from discontinued operations	2, 9	(568,047)	180,469
Dry-docking expenditure		(1,591)	(8,400)
Compensation cost related to employee stock awards		3,022	4,251
Net foreign exchange losses		814	613
Change in fair value of investment in listed equity securities	18	244,210	—
Change in fair value of other derivative instruments	7	(18,557)	50,903
Change in fair value of oil and gas derivative instruments	2	(145,282)	39,400
Changes in assets and liabilities:
Trade accounts receivable		(96)	7,017
Inventories		456	(3,195)
Other current and non-current assets		4,457	(16,713)
Amounts due to/from related companies		(9,269)	(1,303)
Trade accounts payable		(288)	2,542
Accrued expenses		77	6,013
Other current and non-current liabilities		62,324	(53,151)
Net cash provided by operating activities		169,086	86,399

INVESTING ACTIVITIES
Additions to vessels and equipment		(925)	(3,696)
Additions to assets under development		(183,305)	(211,167)
Additions to investments in affiliates	2	(8,625)	(8,316)
Dividends received from listed equity securities		3,725	—
Proceeds from subscription of equity interest in Gimi MS Corporation	10	16,872	7,098
Net cash used in continuing investing activities		(172,258)	(216,081)

Additions to investments in affiliates	2	—	(2,410)
Dividends received	2	460	10,124
Net proceeds from disposals of investments in affiliates		119,560	—
Short-term loan advanced to related parties	2	—	(40,000)
Proceeds from repayment of short-term loan advanced to related parties	2	—	40,000
Net cash provided by discontinued investing activities		120,020	7,714

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		122,920	539,307
Repayments of short-term and long-term debt		(208,250)	(548,623)
Cash dividends paid		(24,437)	(16,020)
Financing costs paid		(5,299)	(7,563)
Purchase of treasury shares		(24,484)	(16,650)
Net cash used in financing activities		(139,550)	(49,549)

Net decrease in cash, cash equivalents and restricted cash		(22,702)	(171,517)
Cash, cash equivalents and restricted cash at beginning of period		290,872	410,412
Cash, cash equivalents and restricted cash at end of period		268,170	238,895

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	September 30, 2021	December 31, 2020	September 30, 2020	December 31, 2019
Cash and cash equivalents	123,690	127,691	76,696	222,123
Restricted cash and short-term deposits	71,647	100,361	100,748	111,545
Restricted cash (non-current portion)	72,833	62,820	61,451	76,744
	268,170	290,872	238,895	410,412

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- Controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/income	—	—	—	—	—	(281,683)	(281,683)	75,111	(206,572)
Dividends	—	—	—	—	—	—	—	(16,288)	(16,288)
Employee stock compensation	73	—	4,354	—	—	—	4,427	—	4,427
Forfeiture of employee stock compensation	—	—	(176)	—	—	—	(176)	—	(176)
Repurchase and cancellation of treasury shares	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)
Proceeds from subscription of equity interest in Gimi MS Corporation (note 10)	—	—	—	—	—	—	—	7,098	7,098
Other comprehensive loss	—	—	—	—	(22,133)	—	(22,133)	—	(22,133)

Balance at September 30, 2020	97,876	—	1,880,245	200,000	(56,999)	(939,076)	1,182,046	318,486	1,500,532

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- Controlling Interests	Non-Controlling Interests	Total Equity
Balance at December 31, 2020	109,944	—	1,969,602	200,000	(56,073)	(930,950)	1,292,523	338,124	1,630,647

Net income	—	—	—	—	—	405,842	405,842	108,962	514,804
Dividends	—	—	—	—	—	—	—	(28,437)	(28,437)
Employee stock compensation	—	—	3,244	—	—	—	3,244	—	3,244
Forfeiture of employee stock compensation	—	—	(221)	—	—	—	(221)	—	(221)
Restricted stock units	264	—	(264)	—	—	—	—		—
Proceeds from subscription of equity interest in Gimi MS Corporation (note 10)	—	—	—	—	—	—	—	16,872	16,872
Repurchase and cancellation of treasury shares (3)	(1,985)	—	—	—	—	(22,499)	(24,484)	—	(24,484)
Realized accumulated comprehensive losses on disposal of investment in affiliate (note 9)	—	—	—	—	43,380	—	43,380	—	43,380
Other comprehensive loss	—	—	—	—	(3,109)	—	(3,109)	—	(3,109)

Balance at September 30, 2021	108,223	—	1,972,361	200,000	(15,802)	(547,607)	1,717,175	435,521	2,152,696
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) As at September 30, 2021, and 2020, our other comprehensive loss consisted of a gain of $0.0 million and $0.2 million of pension and post-retirement benefit plan adjustments and $3.1 million and $22.3 million loss of our share of affiliates comprehensive loss from discontinued operations, respectively.
(3) During the nine months ended September 30, 2021 we repurchased and cancelled 2.0 million of treasury shares for a consideration of $24.5 million, inclusive of brokers commission of $0.04 million.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the “Company” or “Golar”) was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas (“LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of September 30, 2021, our fleet comprises of nine LNG carriers, one Floating Storage Regasification Unit (“FSRU”) and three Floating Liquefaction Natural Gas vessels (“FLNGs”) (including one vessel under conversion to a FLNG and one vessel earmarked for conversion to a FLNG). We also operate vessels on behalf of third parties under management agreements.

We are listed on the Nasdaq stock exchange under the symbol: “GLNG”.

As used herein and unless otherwise required by the context, the terms “Golar”, the “Company”, “we”, “our” and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

With the extension of the Golar Seal Facility's put option, the successful closing of the Norwegian Bonds and the 2021 Margin Loan, the Company has made significant progress to ensure that we have the necessary liquidity to satisfy our anticipated capital expenditures, scheduled repayments of long-term and short-term debts (in particular the $317.3 million 2017 Convertible Bonds due in February 2022), debt facilities’ written put options, financing costs and working capital requirements over the next 12 months.

The main actions that management is focused on from a liquidity standpoint are:

•our ability to monetize assets, including but not limited to, the 18.6 million shares of Class A NFE common stock (“NFE Shares”) that we own and are pledged under the 2021 Margin Loan, the risk of fluctuations in the NFE share price and the impact on our financing plans; and
•the refinancing of the Golar Tundra Facility, which has a put option for $101.1 million that would become exercisable in January 2022 were we not to have sufficiently advanced plans to refinance the 2017 Convertible Bonds by that date, otherwise the Golar Tundra Facility matures in June 2022.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our existing debt requirements, obtaining put option extensions, monetizing existing assets and sourcing new funding, primarily as a result of the strong fundamentals in relation to our assets (including contracted cash flows and existing leverage ratios), we cannot be certain that these will be executed in time or at all. Global financial markets and economic conditions have been and continue to be volatile, particularly with the ongoing COVID-19 pandemic. In this context, we continue to have productive discussions with financiers, and believe that these developments are not likely to have a material adverse effect on our ability to refinance existing debt requirements, monetize existing assets and source new funding.

Further, if market and economic conditions were to be favorable, we may also consider in conjunction with the refinancing of existing loans, further issuances of corporate debt or equity to increase our liquidity to meet maturing obligations. To this aim, our management continually reviews sources of funding for our medium and long-term obligations, which include a combination of new loans, refinancing of existing arrangements, public and private debt or equity offerings, and potential asset sales.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business for at least the next 12 months as of November 18, 2021. To gauge our liquidity headroom under these plans, including our ability to continue to comply with relevant covenants, we have performed stress testing with respect to forecasted cash positions under various scenarios, which include using assumptions such as reasonably possible downwards movements in the NFE share price and significantly reduced revenue contributions from our fleet for uncontracted periods without a commensurate reduction in operating costs. Accordingly, we are confident in our ability to meet our obligations when falling due.

2.    ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 22, 2021 (the “2020 Form 20-F”).

Significant accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements for the nine months ended September 30, 2021 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2020, except for those disclosed in note 3 that did not have any material impact on the interim information for the nine months ended September 30, 2021.

Held-for-sale assets and disposal group

Individual assets or disposal groups to be disposed of, by sale or otherwise, are classified as held-for-sale if all of the following criteria are met at the period end:

•management, having the authority to approve the action, commits to a plan to sell the assets, subsidiaries or affiliates;
•the asset, subsidiaries or affiliates are available for immediate sale in its (their) present condition subject only to terms that are usual and customary for such sales;
•an active program to locate a buyer and other actions required to complete the plan to sell have been initiated;
•the sale is probable; and
•the transfer is expected to qualify for recognition as a completed sale, within one year.

The term "probable" refers to a future sale that is likely to occur, the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

A disposal group is classified as discontinued operations if the following criteria are met: (1) a component of an entity, group of components or equity accounted investments that has been disposed of by sale, disposed of other than by sale e.g. via distribution in kind to owners in a spinoff or is classified as held-for-sale that represents a strategic shift that has or will have a major effect on our financial results and operations, or (2) an acquired business or non-profit activity (the entity to be sold) that is classified as held-for-sale on acquisition.

Assets or disposal groups, held-for-sale are carried at the lower of their carrying amount and fair value less costs to sell. As an exception, investments in associates classified as held for sale continue to be measured in accordance with ASC 323 “Investments - Equity Method and Joint Venture”. Upon classification as held-for-sale, the assets that are amortizable are no longer depreciated.

Gain or loss on disposals of held-for-sale assets are recognized as the difference between the fair value of consideration received and the carrying amount of the assets disposed.

Investments in listed equity securities

Investments in listed equity securities represents ownership interests of a publicly listed entity. Investments in listed equity securities are recorded at fair value with changes in fair value reported in “Other non-operating losses, net” which is included in net income. We classify our investment in listed equity securities in the income statement as non-operating because it is not integrated with our operations therefore is non-operating in nature. We use quoted market prices to determine the fair value of listed equity securities with a readily determinable fair value, unless the presence of certain restrictions warrants the application of a discount to fair value. We do not assess our investments in listed equity securities for impairment given they are carried at fair value.

We classify our investments in listed equity securities as current assets because the investment is available to be sold to meet liquidity needs if necessary, even if it is not the intention to dispose of the investment in the next twelve months.

Dividends received from our investments in listed equity securities are reflected as operating activities in the statement of cash flows (unless such distributions relate to a return of capital in which case it is reflected as an investing activity in the statement of cash flows).

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, ship operating expenses and drydocking requirements.

During the period ended September 30, 2021, as a result of COVID-19 and its impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable as of September 30, 2021 and concluded that no such events or changes in circumstances had occurred to warrant a change in the assumptions utilized in the December 31, 2020 impairment tests of our vessels. We will continue to monitor developments in the markets in which we operate for indications that the carrying value of our vessels are not recoverable.

The fair value of the oil derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the Hilli's Liquefaction Tolling Agreement (“LTA”). The fair value of the gas derivative was determined using the estimated discounted cash flows of the additional payments due to us as a result of forecast natural gas prices and forecast Euro/USD exchange rates. Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets. The changes in fair value of our oil and gas derivative instruments are recognized in each period within “Realized and unrealized gain/(loss) on oil and gas derivative instruments” as part of the consolidated statement of operations.

The realized and unrealized gain/(loss) on oil and gas derivative instruments are as follows:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Realized gain on oil derivative instrument	11,837	2,539
Unrealized gain/(loss) on oil and gas derivative instruments	145,282	(39,400)
	157,119	(36,861)

For further information on the nature of these derivatives, refer to note 18. The unrealized gain on oil and gas derivative instruments results from movements in forecast oil, natural gas and Euro/USD exchange rates, whereas the realized gain results from monthly billings above the base tolling fee under the LTA.

Changes in presentation of equity in net losses of affiliates and investment in affiliates

On April 15, 2021, we completed the GMLP and Hygo Mergers (note 9). Previously, our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments in Golar Partners and Hygo were presented within “Equity in net losses of affiliates” and “Investment in affiliates”. Due to the completion of the GMLP and Hygo Mergers, we retrospectively presented our share of earnings/(losses) in Golar Partners and Hygo and the associated carrying values of our investments in Golar Partners and Hygo as net income/(loss) from discontinued operations and assets held for sale, respectively. In addition, we have retrospectively presented the cash flow activities arising from our held for sale investments as cash flows from discontinued operations. The changes in presentation for the prior periods are shown below:

Unaudited Consolidated Statements of Operations	Nine months ended September, 2020
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	Restated
Equity in net losses of affiliates	(180,860)	180,469	(391)
Net loss from discontinued operations	—	(180,469)	(180,469)

Consolidated Balance Sheet	December 31, 2020
(in thousands of $)	As previously reported	Adjustments Increase/ (Decrease)	Restated
Investment in affiliates	312,151	(267,766)	44,385
Assets held for sale	—	267,766	267,766

Unaudited Statements of Cashflows	Nine months ended September 30, 2020
(in thousands of $)	As previously reported	Adjustments (decrease) increase	Restated
Net cash provided by operating activities
Equity in net losses of affiliates	180,860	(180,469)	391
Loss from discontinued operations	—	180,469	180,469

Net cash (used in)/provided by investing activities
Additions to investments in affiliates	(10,726)	2,410	(8,316)
Dividends received	10,124	(10,124)	—
Short-term loan advanced to related parties	(40,000)	40,000	—
Proceeds from repayment of short-term loan advanced to related parties	40,000	(40,000)	—

Net cash (used in)/provided by discontinued investing activities
Additions to investments in affiliates	—	(2,410)	(2,410)
Dividends received	—	10,124	10,124
Short-term loan advanced to related parties	—	(40,000)	(40,000)
Proceeds from repayment of short-term loan advanced to related parties	—	40,000	40,000

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In August 2018, the FASB issued ASU 2018-14 Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20). The amendments in this ASU remove some disclosure requirements and introduce new ones including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation, plan assets to be returned to the entity and accumulated benefit obligation in excess of the fair value of related funding assets. These amendments to disclosures’ requirements are mandated for defined benefit plans from January 1, 2021. There was no impact resulting from these amendments on our consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2021.

In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU remove certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes. These amendments are effective from January 1, 2021. There was no impact resulting from these amendments on our consolidated financial statements or related disclosures as presented in this interim set of accounts for the nine months ended September 30, 2021.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2021-01 Reference Rate Reform (Topic 848).	The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.	January 1, 2022	Under evaluation
ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Topic 815).
The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260.
		January 1, 2022	Under evaluation
ASU 2021-04 Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging —Contracts in Entity’s Own Equity (Subtopic 815-40).

The amendments clarify issuer’s recognition and measurement considerations resulting from exchanges or modifications of freestanding instruments (written call options) classified in equity. Such exchanges or modifications are treated as adjustments to the cost to raise debt, to the cost to raise equity or as share-based payments (ASC 718) when issued to compensate for goods or services. If not treated as costs of debt funding, equity funding or share-based payment, it results in an adjustment to EPS/net income/(loss). Holder's accounting is not affected by these amendments.

		January 1, 2022	Under evaluation
ASU 2021-05 Leases (Topic 842) – Lessors – Certain Leases with Variable Lease Payments
The amendments apply only to lessors and require them to classify leases with variable lease payments that are not based on an index or rate as operating leases if they would have otherwise been classified as sales-type or direct financing leases and the lessor would have recognized a selling loss at lease commencement. There is no change to recognition of variable lease payments. Lessors can apply the amendments either prospectively or retrospectively with accompanying disclosures.
		January 1, 2022	No impacts are expected as a result of adoption of this ASU.

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers
Requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree (rather than having such amounts recognized by the acquirer at fair value in acquisition accounting, as has been historical practice).
		January 1, 2023	Under evaluation

4.    SEGMENT INFORMATION

In the 2020 Form 20-F, we changed the way in which we report and measure our reportable segments. The main driver of the change is the alignment of presentation and contents of financial information provided to our chief operating decision maker (our Board of Directors), required to allocate resources, evaluate and manage both our standalone operating segments and our overall business performance. The key impacts are our segments' profit measures are now based on Adjusted EBITDA across our four reportable segments: Shipping; FLNG; Power and Corporate and other. Refer to note 6 to our consolidated financial statements filed with the 2020 Form 20-F for additional details.

In January 2021, following the board of directors' approvals of the GMLP Merger and Hygo Merger with NFE (note 9), we determined that our share of the net earnings/(losses) in Golar Partners and Hygo and the respective carrying values of our investments in affiliates have to be presented as net income/(loss) from discontinued operations and assets held for sale, respectively. Consequently, for the nine months ended September 30, 2021, we ceased to consider Power as a reportable segment. Management has therefore concluded that we provide and operate three distinct reportable segments as follows:

•Shipping – This segment is based on the business activities of the transportation of LNG carriers. We operate and subsequently charter out LNG carriers on fixed terms to customers.
•FLNG – This segment is based on the business activities of FLNG vessels or projects. We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, one undergoing conversion into a FLNG, the Gimi (note 13), and one LNG carrier earmarked for conversion, the Gandria.
•Corporate and other – This segment is based on the business activities of vessel management and administrative services and our corporate overhead costs.

A reconciliation of net profit / (loss) to Adjusted EBITDA is as follows:

	Nine months ended September 30,
(in thousands of $)	2021	2020
Net profit / (loss)	514,804	(206,572)
Income taxes	565	598
Profit/(loss) before income taxes	515,369	(205,974)
Depreciation and amortization	79,488	81,097
Unrealized (gain)/loss on oil and gas derivative instruments (note 2)	(145,282)	39,400
Other non-operating losses, net	311,916	—
Interest income	(67)	(1,432)
Interest expense	42,776	54,137
(Gains)/losses on derivative instruments	(17,063)	54,543
Other financial items, net	(524)	(1,986)
Equity in net losses of affiliates	561	391
Net (income)/loss from discontinued operations	(568,047)	180,469
Adjusted EBITDA	219,127	200,645

	Nine months ended September 30, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations	Results from discontinued operations	Total
Statement of Operations:
Total operating revenues	150,528	164,614	21,575	336,717	—	336,717
Vessel operating expenses	(47,118)	(39,289)	(7,658)	(94,065)	—	(94,065)
Voyage, charterhire and commission expenses	(10,600)	(450)	(66)	(11,116)	—	(11,116)
Administrative expenses	(457)	(185)	(26,429)	(27,071)	—	(27,071)
Project development expenses	—	(2,116)	(79)	(2,195)	—	(2,195)
Realized gains on oil derivative instrument (note 2)	—	11,837	—	11,837	—	11,837
Other operating income	5,020	—	—	5,020	—	5,020
Adjusted EBITDA	97,373	134,411	(12,657)	219,127	—	219,127

Balance Sheet:	September 30, 2021
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	1,830,057	2,267,252	706,844	4,804,153	—	4,804,153
Investment in affiliates (note 14)	—	—	50,573	50,573	—	50,573

	Nine months ended September 30, 2020
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Total results from continuing operations	Results from Discontinued operations	Total
Statement of Operations:
Total operating revenues	141,154	163,572	15,227	319,953	—	319,953
Vessel operating expenses	(42,695)	(40,430)	416	(82,709)	—	(82,709)
Voyage, charterhire and commission expenses	(6,842)	—	—	(6,842)	—	(6,842)
Administrative expenses	(1,416)	(803)	(24,505)	(26,724)	—	(26,724)
Project development expenses	(105)	(1,430)	(4,569)	(6,104)	—	(6,104)
Realized gains on oil derivative instrument (note 2)	—	2,539	—	2,539	—	2,539
Other operating income	532	—	—	532	—	532
Adjusted EBITDA	90,628	123,448	(13,431)	200,645	—	200,645

Balance Sheet:	December 31, 2020
(in thousands of $)	Shipping	FLNG	Corporate and other (1)	Segment assets from continuing operations	Assets held for sale	Total assets
Total assets	1,870,819	1,933,677	241,967	4,046,463	267,766	4,314,229
Investment in affiliates (note 14)	—	—	44,385	44,385	—	44,385
(1) Includes inter-segment eliminations arising from vessel and administrative management fees revenue between segments.

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2021	26,780	(22,856)
Payments received for services billed in prior period	(26,780)	—
Services provided and billed in current period	176,264	—
Payments received for services billed in current period	(156,465)	—
Amortization of deferred commissioning period revenue	—	3,081
Closing balance on September 30, 2021	19,799	(19,775)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, included within our total contract asset balances above are:

$0.1 million in the balance sheet line item, “Amounts due from related parties” under current assets ($1.0 million at December 31, 2020); and

•$nil in the balance sheet line item, “Amounts due to related parties” under current liabilities ($0.6 million at December 31, 2020).

Refer to note 19 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

	Nine months ended September 30,
(in thousands of $)	2021	2020
Base tolling fee (1)	153,376	153,376
Amortization of deferred commissioning period revenue billing (2)	3,081	3,165
Amortization of Day 1 gain (3)	7,264	7,463
Overproduction revenue(4)	1,313	—
Other	(420)	(432)
Total	164,614	163,572
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in “Liquefaction services revenue” in the consolidated statements of operations), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in “Realized and unrealized gain/(loss) on oil and gas derivative instruments” in the consolidated statements of operations, excluded from revenue and from the transaction price).
(2) Perenco Cameroon S.A. (“Perenco”) and Société Nationale des Hydrocarbures (“SNH”) (together, the “Customer”) billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets) and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in “Other current liabilities” and “Other non-current liabilities” in the consolidated balance sheets). This amount is amortized and recognized as part of “Liquefaction services revenue” in the consolidated statements of operations evenly over the contract term.
(4) Relates to the LTA addendum entered in 2020, wherein our Customer agreed to compensate us for any production in excess of the base capacity set out in the LTA.

6.    (LOSS)/EARNING PER SHARE

Basic (loss)/earning per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Net loss from continuing operations - basic and diluted	(162,205)	(101,214)
Net income/(loss) from discontinued operations - basic and diluted	568,047	(180,469)

The components of the denominator for the calculation of basic EPS are as follows:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Weighted average number of common shares outstanding	108,204	95,630

EPS are as follows:

	Nine months ended September 30,
	2021	2020
Basic and diluted EPS from continuing operations	$(1.50)	$(1.06)
Basic and diluted EPS from discontinued operations	$5.25	$(1.89)

The effects of stock awards and convertible bonds have been excluded from the calculations of diluted EPS for the nine months ended September 30, 2021, and 2020 because the effects were anti-dilutive.

7.     GAINS/(LOSSES) ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

Gains/(losses) on derivative instruments comprise of the following:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Mark-to-market adjustments for interest rate swaps	18,557	(44,169)
Foreign exchange gain on terminated undesignated foreign exchange swaps	240	—
Mark-to-market adjustments for total return equity swaps	—	(5,051)
Mark-to-market adjustments for foreign exchange swaps	—	(1,683)
Interest expense on undesignated interest rate swaps	(1,734)	(3,640)
	17,063	(54,543)

Other financial items, net comprise of the following:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Amortization of debt guarantee	1,942	3,375
Foreign exchange loss on operations	(814)	(614)
Financing arrangement fees and other costs	(268)	(611)
Others	(336)	(164)
	524	1,986

8.    OPERATING LEASES

Rental income

The components of operating lease income were as follows:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Operating lease income (1)	135,498	140,586
Variable lease income (1)(2)	15,030	568
Total operating lease income	150,528	141,154
(1) "Total operating lease income" is included in the income statement line-item “Time and voyage charter revenues”. During the nine months ended September 30, 2021, we chartered in an external vessel and recognized $0.9 million and $2.6 million of operating lease income and variable lease income, respectively.
(2) "Variable lease income" is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

Rental expense

During the nine months ended September 30, 2021, we sub-chartered out an external vessel and recognized $3.0 million of operating lease cost in income statement line-item “Voyage, charterhire and commission expenses”.

9.    DISCONTINUED OPERATIONS

Golar Partners

On April 15, 2021, we completed the Agreement and Plan of Merger (the “GMLP Merger Agreement”) with NFE, Golar GP LLC, the general partner of Golar Partners (the “General Partner”), Lobos Acquisition LLC, a limited liability company and a wholly-owned subsidiary of NFE (“GMLP Merger Sub”), and NFE International Holdings Limited, a private limited company and a wholly-owned subsidiary of NFE (“GP Buyer”). GMLP Merger Sub merged with and into Golar Partners (the “GMLP Merger”), with Golar Partners surviving the GMLP Merger as a wholly-owned subsidiary of NFE. Under the GMLP Merger Agreement, NFE acquired all of the outstanding common units of Golar Partners for $3.55 per unit in cash. The Golar Partners’ Series A preferred units remain outstanding and unaffected by the GMLP Merger.

Hygo

On April 15, 2021, we also completed the Agreement and Plan of Merger (the “Hygo Merger Agreement”) with NFE, Hygo, Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak, and Lobos Acquisition Ltd., a wholly-owned subsidiary of NFE (“Hygo Merger Sub”), pursuant to which, on April 15, 2021, Hygo Merger Sub merged with and into Hygo (the “Hygo Merger”), with Hygo surviving the Hygo Merger as a wholly owned subsidiary of NFE. Under the terms of the Hygo Merger Agreement, NFE acquired all of the outstanding shares of Hygo for 31,372,549 Class A NFE common shares and $580 million in cash (of which we received consideration of $50 million in cash and 18,627,451 NFE Shares).

Gain on disposal of Golar Partners and Hygo

Gain on disposal of our investments in Golar Partners and Hygo to NFE is determined as follows:

(in thousands of $)
Consideration received from NFE (1)(2)	876,277
Carrying value of disposed investments in affiliates(3)	(257,270)
Realized accumulated comprehensive losses on disposal of investments in affiliates	(43,380)
Others (4)	(688)
Gain on disposal	574,939

(1) Consideration received from NFE comprised of (i) $75.7 million and $5.1 million in cash as consideration for our 21,333,586 Golar Partners common units and the 2% general partner units of Golar Partners respectively, which is equivalent to $3.55 per unit on the closing of the GMLP Merger. Concurrently, the IDRs of Golar Partners owned by us were cancelled, ceased to exist with no consideration paid; and (ii) $50.0 million cash and $745.4 million as the fair value of NFE shares on closing of the Hygo Merger.

(2) On closing of the Hygo Merger, considerations received include $50 million in cash and 18,627,451 NFE shares. The NFE shares had a closing price of $44.65 on April 15, 2021, however these shares bear a restricted legend which will become freely tradeable on October 16, 2021 (assuming NFE remains current with its obligations under the Securities Exchange Act of 1934). We have considered this restriction to be a characteristic of the instrument and have adjusted the fair value of our investment to reflect the effect of this restriction. To reflect the lack of marketability of the NFE shares during its holding period, we applied a discount of 10.37%, using the average of several option pricing valuation models. This resulted in a fair value of $745.4 million at April 15, 2021. The key assumptions used in the option pricing model include dividend yield, equity volatility and equity beta relating to the NFE shares, market volatility and equity market risk premium.

As of September 30, 2021, we updated the key assumptions used in the option pricing models and applied a discount of 3.00% to NFE's closing share price of $27.75, resulting in a fair value of $501.2 million and a total unrealized mark-to-market loss of $244.2 million, presented within the income statement line-item “Other non-operating losses, net”.

(3) The carrying value of our investment in affiliates at date of disposal was made up of (i) $267.8 million book value as of December 31, 2020; (ii) $6.9 million share in net losses from our affiliates operations for the period from January 1, 2021 to April 15, 2021; (iii) $3.1 million of other comprehensive loss for the period from January 1, 2021 to April 15, 2021; and (iv) $0.5 million of dividends received.

(4) Others comprised of fees incurred in relation to the disposal of our investments in affiliates and the release of our tax indemnity guarantee liability to Golar Partners of $2.8 million and $2.1 million, respectively.

Net income/(loss) from discontinued operations

The net income/(loss) from discontinued operations for the period ended April 15, 2021 and nine months ended September 30, 2020, are as follows:

	Nine months ended September 30,
(in thousands of $)	2021	2020
Share of net earnings/(losses) of Golar Partners (1)	8,116	(142,465)
Share of net losses of Hygo (1)	(15,008)	(38,004)
Loss from discontinued operations (1)	(6,892)	(180,469)
Gain on disposal of investments in affiliates	574,939	—
Net income/(loss) from discontinued operations	568,047	(180,469)

(1) For the period ended April 15, 2021.

The carrying amounts of our equity method investments held for sale as at December 31, 2020 were as follows:

(in thousands of $)	December 31, 2020
Golar Partners	67,429
Hygo	200,337
Assets held for sale	267,766

Golar Partners and Hygo Post-Merger Services Agreements

Upon completion of the GMLP Merger and the Hygo Merger, we entered into certain transition services agreements, corporate services agreements, ship management agreements and omnibus agreements with Golar Partners, Hygo and NFE. These agreements replaced the previous management and administrative services agreements, ship management agreements and guarantees that Golar provided to Golar Partners and Hygo. For the period from April 15, 2021 to September 30, 2021, management fees earned and net income relating to the other pool participants from our discontinued operations amounted to $7.5 million and $1.3 million, respectively. For the period from April 15, 2021 to September 30, 2021, Golar Hilli LLC (“Hilli LLC”) had declared distributions totaling $14.1 million with respect to the common units owned by Golar Partners and accounted for $0.3 million of Hilli costs indemnification.

10.     VARIABLE INTEREST ENTITIES ("VIE")

10.1 Lessor VIEs

As of September 30, 2021, we leased nine (December 31, 2020: nine) vessels from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a China Merchants Bank Co. Ltd. (“CMBL”) entity, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity, one with a China State Shipbuilding Corporation (“CSSC”) entities and one with an AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping, CSSC and AVIC entities are wholly-owned, newly formed special purpose vehicles (“Lessor SPVs”). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of seven to ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period. Refer to note 5 to our consolidated financial statements filed with the 2020 Form 20-F, for additional details.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of September 30, 2021, are shown below:

(in thousands of $)	2021 (1)	2022	2023	2024	2025	2026+
Golar Glacier (2)	4,310	17,100	4,451	—	—	—
Golar Kelvin (2)	4,968	19,710	19,710	18,468	—	—
Golar Snow (2)	4,310	17,100	3,608	—	—	—
Golar Ice (2)	4,968	19,710	19,710	19,764	162	—
Golar Tundra (3)(4)	4,305	7,075	—	—	—	—
Golar Seal (5)	3,382	13,717	13,754	13,717	13,717	—
Golar Crystal (3)	2,597	10,379	10,363	10,356	10,321	12,035
Hilli (3)	26,445	103,630	100,019	96,494	92,796	195,574
Golar Bear (3)	3,950	15,459	14,894	14,339	13,763	15,919
(1) For the three months ending December 31, 2021.
(2) In June 2021, we entered into certain amendments to our four ICBC sale and leaseback facilities which includes (i) prepayment of $15.0 million for each sale and leaseback facility in July 2021; (ii) increase in daily debt service costs from $46,850 to $54,000 for the Golar Ice and Golar Kelvin facilities; and (iii) brought forward our obligation to repurchase the Golar Glacier and Golar Snow to April 2023 from October 2024 and January 2025, respectively.
(3) The payment obligations relating to the Golar Tundra, Golar Crystal, Hilli, and Golar Bear above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.
(4) In August 2021, we refinanced the Golar Tundra Facility, which has a put option of $101.1 million that would become exercisable in January 2022 were we not to have sufficiently advanced plans to refinance the 2017 Convertible Bonds by that date, otherwise the Golar Tundra Facility matures in June 2022.
(5) In October 2021, we entered into a supplementary agreement with existing lender from CCBFL to extend Golar Seal's put option to January 2025. The last payment obligation relating to the Golar Seal has been presented in 2025 even though the maturity of the lease obligation is in March 2026, due to the put option maturing in January 2025.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of September 30, 2021 and December 31, 2020, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	Golar Bear	September 30, 2021	December 31, 2020
Assets										Total	Total
Restricted cash and short-term deposits	30	100	100	47	—	13,767	4,686	25,904	20,471	65,105	36,875

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(82,728)	(99,450)	(81,883)	(54,860)	(78,196)	—	(8,358)	(396,866)	—	(802,341)	(865,982)
Long-term interest-bearing debt - non-current portion (1)	—	—	—	—	—	(90,293)	(68,603)	(232,158)	(113,767)	(504,821)	(625,119)
	(82,728)	(99,450)	(81,883)	(54,860)	(78,196)	(90,293)	(76,961)	(629,024)	(113,767)	(1,307,162)	(1,491,101)
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of the lessor VIE's operations on our unaudited consolidated statements of operations, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Statement of operations
Interest expense	20,467	27,752

Statement of cash flows
Net debt repayments	(197,308)	(352,046)
Net debt receipts	12,920	444,307
Financing costs paid	(700)	(2,731)

10.2    Golar Hilli LLC

Following the sale of common units in Hilli LLC, we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2021	December 31, 2020
Balance sheet
Current assets	81,515	65,629
Non-current assets	1,339,496	1,203,805
Current liabilities	(457,323)	(447,701)
Non-current liabilities	(295,333)	(345,058)

(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of operations, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Statement of operations
Liquefaction services revenue	164,614	163,572
Realized and unrealized gain/(loss) on oil and gas derivative instruments	157,119	(36,861)

Statement of cash flows
Net debt repayments	(64,854)	(281,972)
Net debt receipts	2,848	223,821

10.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common units of Gimi MS Corporation (“Gimi MS”) to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus, Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2021	December 31, 2020
Balance sheet
Current assets	4,385	15,505
Non-current assets	850,589	658,247
Current liabilities	(24,954)	(33,844)
Non-current liabilities	(388,809)	(277,932)

The most significant impact of Gimi MS VIE's operations on our unaudited consolidated statements of cash flows, is as follows:

(in thousands of $)	Nine months ended September 30,
	2021	2020
Statement of cash flows
Additions to asset under development	183,305	142,397
Capitalized financing costs	(4,432)	(5,313)
Net debt receipts	110,000	95,000
Proceeds from subscription of equity interest	16,872	7,098

11.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	September 30, 2021	December 31, 2020
Restricted cash in relation to the Hilli (1)	60,720	77,212
Restricted cash and short-term deposits held by lessor VIEs (note 10)	65,105	36,875
Restricted cash in relation to the LNG Croatia (2)	11,328	—
Restricted cash relating to interest rate swaps (note 18)	2,841	8,864
Restricted cash relating to the $1.125 billion debt facility	2,200	2,615
Restricted cash related to Hygo performance guarantee (3)	1,500	—
Restricted cash relating to office lease	786	868
Restricted cash relating to disposal of LNG Croatia	—	36,747
Total restricted cash and short-term deposits	144,480	163,181
Less: Amounts included in current restricted cash and short-term deposits	(71,647)	(100,361)
Long-term restricted cash	72,833	62,820

(1) In November 2015, in connection with the issuance of a $400 million letter of credit (“LC”) by a financial institution to our project partner involved in the Hilli, we posted an initial cash collateral of $305.0 million to support the performance guarantee. Under the provisions of the $400 million LC, the terms allow for a stepped reduction in the value of the guarantee over time and thus, a concurrent reduction in the cash collateral requirements. In May 2021, following the production of 3.6 million tonnes of LNG, the LC was reduced to $100.0 million and the cash collateral to $60.7 million.

(2) In connection with Operation & Maintenance (“O&M”) Agreement that we entered with LNG Hrvatska d.o.o. to operate and maintain the FSRU, LNG Croatia, we are required to hold a performance guarantee of €9.3 million and $1.3 million, which will remain restricted throughout the 10 year O&M Agreement term.

(3) In connection with the disposal of Hygo, we provided a $1.5 million performance guarantee to the senior lenders of CELSE to enable the lenders to waive their consent to a change of control and extend the technical completion date. The guarantee expires in January 2022.

12.    OTHER CURRENT ASSETS

(in thousands of $)	September 30, 2021	December 31, 2020
Investment in listed equity securities (1)	501,233	—
Other receivables	4,570	6,291
Prepaid expenses	4,424	2,391
	510,227	8,682

(1) “Investment in listed equity securities” relates to our 18.6 million NFE shares (note 9 and 18).

13.    ASSET UNDER DEVELOPMENT

(in thousands of $)	September 30, 2021	December 31, 2020
Opening asset under development balance	658,247	434,248
Additions	161,600	283,927
Transfer from vessels and equipment, net	—	77,172
Transfer from other non-current assets	—	16,213
Interest costs capitalized	30,742	34,296
Disposal of LNG Croatia	—	(187,609)
Closing asset under development balance	850,589	658,247

Gimi conversion

In February 2019, we entered into a Lease and Operate Agreement (“LOA”) with BP for the employment of a FLNG unit, the Gimi, after her conversion to an FLNG for a term of 20-years. In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. In October 2020, we had confirmed a revised project schedule with BP which extended the target connection date by 11 months to 2023. The conversion cost including financing cost is approximately $1.5 billion of which $700 million is funded by the Gimi facility (note 16).

As at September 30, 2021, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,
2021 (1)	29,725
2022	379,302
2023	252,182
2024	75,034
736,243
(1) For the three months ending December 31, 2021

14.     INVESTMENTS IN AFFILIATES

	Nine months ended September 30,
(in thousands of $)	2021	2020
Share of net losses of Avenir	(382)	(154)
Share of net losses of others	(179)	(237)
Total equity in net losses of affiliates	(561)	(391)

The carrying amounts of our equity method investments, from continuing operations, as at September 30, 2021 and December 31, 2020 are as follows:

(in thousands of $)	September 30, 2021	December 31, 2020
Avenir (1)	46,352	39,984
Others	4,221	4,401
Total investments in affiliates	50,573	44,385

(1) In March 2020, Avenir issued an Equity Shortfall Offering to its shareholders, requiring funding of an equity shortfall by means of a total equity contribution to be funded on a pro rata basis. As of September 30, 2021, we have cumulatively subscribed to 18,000,000 additional shares at $1.00 par value for consideration of $18.0 million.

15.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	September 30, 2021	December 31, 2020
Oil and gas derivative instruments (1)	174,114	540
Operating lease right-of-use-assets	11,817	14,642
Other non-current assets	3,930	12,729
	189,861	27,911

(1) “Oil and gas derivative instruments” refers to the oil derivative embedded in the Hilli LTA and the gas derivative linked to the Dutch Title Transfer Facility (“TTF”) which arises from the 2022 contracted capacity of the Hilli LTA.

In July 2021, we signed an amendment to the LTA with the Customer to increase the utilization of Hilli (“LTA Amendment”) in 2022. The capacity utilization of Hilli will increase by 0.2 million tonnes per annum (“2022 Incremental Capacity”), bringing total utilization in calendar year 2022 to 1.4 million tonnes per annum. The tolling fee for the 2022 Incremental Capacity is linked to European natural gas prices, the TTF. See note 2 and 18.

16.    DEBT

As of September 30, 2021, and December 31, 2020, our debt was as follows:

(in thousands of $)	September 30, 2021	December 31, 2020
Gimi facility	(410,000)	(300,000)
2017 Convertible Bonds	(396,074)	(383,739)
Revolving Credit facility	(100,000)	(100,000)
$1.125 billion facility	(60,178)	(65,649)
Golar Arctic facility	(31,001)	(36,472)
Subtotal (excluding lessor VIE loans)	(997,253)	(885,860)
CSSC VIE loans (1)	(629,482)	(691,488)
ICBCL VIE loans (1)	(319,271)	(434,152)
AVIC VIE loan (1)	(114,656)	(104,807)
CCBFL VIE loan (1)	(90,400)	(90,178)
CMBL VIE loan (1)	(78,196)	(89,450)
COSCO Shipping VIE loan (1)	(77,279)	(83,596)
Total debt	(2,306,537)	(2,379,531)
Less: Deferred financing costs	24,816	28,749
Total debt, net of deferred financing costs	(2,281,721)	(2,350,782)

At September 30, 2021, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(327,915)	(802,341)	(1,130,256)
Long-term debt	(646,644)	(504,821)	(1,151,465)
Total	(974,559)	(1,307,162)	(2,281,721)
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 10).

Golar Bear facility
In June 2020, we refinanced the Golar Bear facility and concurrently entered into an agreement to bareboat charter the vessel with AVIC for $110.0 million with a drawdown $100.0 million. The facility has a term of seven years and bears a fixed interest rate of 4.64%. As of September 30, 2021, we drew down the remaining $10.0 million.

2017 Convertible Bonds
In February 2017, we closed a $402.5 million aggregate principal amount of 2.75% convertible senior unsecured notes (“2017 Convertible Bonds”) due in 2022. The conversion rate for the 2017 Convertible Bonds was initially equal to 26.5308 common shares per $1,000 principal amount of the bonds. This is equivalent to an initial conversion price of $37.69 per common share, or a 35% premium on the February 13, 2017 closing share price of $27.92. The conversion price is subject to adjustment for dividends paid. The holders of the 2017 Convertible Bonds can convert their notes at any time on or after August 15, 2021 using a settlement method as determined by us (either cash, issuance of our common shares, or a combination of cash and issuance of our common shares).

Norwegian Bonds
In October 2021, we closed the $300 million senior unsecured bond in the Nordic bond market (the “Norwegian Bonds”). The Norwegian Bonds will mature in October 2025 and bear interest at 7.00% per annum. The net proceeds from the Norwegian Bonds are to be applied towards the financing of our February 2022 maturing Convertible Bonds and for general corporate purposes. Contemporaneous with the close, we have redeemed $85.2 million of the Convertible Bonds and have subsequently reclassified the balance sheet presentation of the redeemed amount from current portion of long-term debt and short-term debt to long-term debt.

17.     OTHER CURRENT LIABILITIES

(in thousands of $)	September 30, 2021	December 31, 2020
Liability for UK tax leases (note 20)	(71,432)	—
Day 1 gain deferred revenue - current portion (1)	(32,532)	(9,950)
Mark-to-market interest rate swaps valuation (note 18)	(25,758)	(44,315)
Deferred operating cost and charterhire revenue	(13,683)	(12,330)
Current portion of operating lease liability	(4,102)	(5,005)
Mark-to-market foreign exchange swaps valuation (note 18)	—	(1,310)
Other (2)	(3,449)	(12,509)
	(150,956)	(85,419)
(1) “Day 1 gain deferred revenue - current portion” refers to the liability upon recognition of the oil derivative embedded in the Hilli LTA and the gas derivative indexed to the TTF which arises from the 2022 contracted capacity of the Hilli LTA. See note 2.
(2) Included in “Other” is dividend payable for lessor VIE of $nil and $7.5 million, as of September 30, 2021 and December 31, 2020, respectively.

18.     FINANCIAL INSTRUMENTS

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2021 and December 31, 2020 are as follows:

		September 30, 2021		December 31, 2020
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents	Level 1	123,690	123,690	127,691	127,691
Restricted cash and short-term deposits	Level 1	144,480	144,480	163,181	163,181
Investment in listed equity securities (1)	Level 2	501,233	501,233	—	—
Current portion of long-term debt and short-term debt (2)(3)	Level 2	(821,181)	(821,181)	(984,510)	(984,510)
Current portion of convertible bonds (3)	Level 2	(310,906)	(315,380)	—	—
Long-term portion of convertible bonds (3)	Level 2	(85,168)	(85,594)	(383,740)	(366,581)
Long-term debt (3)	Level 2	(1,089,282)	(1,089,282)	(1,011,281)	(1,011,281)

Derivatives:
Oil and gas derivative instruments (4)(5)	Level 2	174,114	174,114	540	540
Interest rate swaps liability (4)(6)	Level 2	(25,758)	(25,758)	(44,315)	(44,315)
Foreign exchange swaps liability (4)	Level 2	—	—	(1,310)	(1,310)

(1) “Investment in listed equity securities” refers to our 18.6 million NFE Shares (note 9). The fair value was calculated using the NFE closing share price as at September 30, 2021 discounted at 3.00% using an option pricing valuation model to quantify the discount for the lack of marketability during the holding period, resulting in a valuation of $501.2 million.

(2) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(3) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $24.8 million and $28.7 million at September 30, 2021 and December 31, 2020, respectively.
(3) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties. See note 16.
(4) Derivative liabilities are captured within other current liabilities and derivative assets are generally captured within other current assets and non-current assets on the balance sheet.
(5) The fair value of the oil and gas derivative instruments was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA and the estimated discounted cash flows of the additional payments due to us in 2022 as a result of gas prices moving with respect to the contractual pricing terms per the LTA Amendment and the Euro/USD exchange rates based on the forex forward curve. Significant inputs used in the valuation of the oil and gas derivative instruments include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil and gas prices obtained from quoted prices in active markets.
(6) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.

As of September 30, 2021, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	505,000	2024 to 2029	1.69% - 2.37%

Some of our interest rate swaps have a credit arrangement that requires us to provide cash collateral when the market value of the instrument falls below a specified threshold. As at September 30, 2021, cash collateral amounting to $2.8 million has been provided (note 11).

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. As of September 30, 2021 and December 31, 2020, the amounts presented in our consolidated balance sheets are not able to be offset.

19.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues: The transactions with Golar Partners and its subsidiaries for the period from January 1, 2021 to April 15, 2021 and for nine months ended September 30, 2020 consisted of the following:

	Period ended April 15, 2021	Nine months ended September 30,
(in thousands of $)	2021	2020
Management and administrative services revenue (a)	1,717	5,920
Ship management fees revenue (b)	2,251	3,947
Interest income on short-term loan (c)	18	285
Total	3,986	10,152

(Payables)/receivables: The balances with Golar Partners and its subsidiaries as of September 30, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	September 30, 2021	December 31, 2020
Balances due to Golar Partners and its subsidiaries (c)	—	(1,133)
Methane Princess lease security deposit (d)	—	349
Total	—	(784)

a)Management and administrative services revenue - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Where external service providers costs are incurred by us on behalf of Golar Partners, these are recharged at cost. Golar Partners may terminate the agreement by providing 120 days written notice.

b)Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)Interest income on short-term loan, balances due to Golar Partners and its subsidiaries - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees and expenses for management, advisory and administrative services, dividends in respect of the Hilli Common Units and other related party arrangements. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

d)Methane Princess Lease security deposit - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to a lease for the Methane Princess. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the predecessor Omnibus Agreement which terminated on April 15, 2021.

Under the predecessor Omnibus Agreement, we provided a $11.4 million tax indemnification guarantee to Golar Partners in connection with the Methane Princess finance lease which was voluntarily terminated contemporaneously with closing of the GMLP Merger (note 20) where we paid $8.6 million and $0.8 million to the lessor and Golar Partners respectively, and released the remaining liability to the income statement (note 9).

Other transactions:

During the period ended April 15, 2021 and nine months ended September 30, 2020, we received total distributions from Golar Partners of $0.5 million and $10.1 million, respectively, with respect to the common units and general partner units owned by us.

During the period ended April 15, 2021 and nine months ended September 30, 2020, Hilli LLC had declared distributions totaling $7.8 million and $9.9 million, respectively, with respect to the common units owned by Golar Partners. We have agreed to indemnify Golar Partners for certain costs incurred in Hilli's operations when these costs exceed a contractual ceiling. During the period ended April 15, 2021 and nine months ended September 30, 2020, we have accounted for $nil and $0.3 million, respectively with respect to Hilli's indemnification cost. As of September 30, 2021 and 2020, we do not have a payable to Golar Partners in respect of the Hilli LLC's quarterly distribution.

Following the completion of the GMLP Merger on April 15, 2021, Golar Partners ceased to be a related party and subsequent transactions with Golar Partners and its subsidiaries are treated as a third party and settled under normal payment terms. Furthermore, the Management and administrative services agreement and Ship management fee agreement were terminated and replaced with the Transition Services Agreement, Bermuda Services Agreement and Ship Management Agreements (note 9).

b) Transactions with Hygo and affiliates:

Net revenues: The transactions with Hygo and its affiliates for the period from January 1, 2021 to April 15, 2021 and for the nine months ended September 30, 2020 consisted of the following:

	Period ended April 15, 2021	Nine months ended September 30,
(in thousands of $)	2021	2020
Management and administrative services revenue	2,051	3,900
Ship management fees income	904	1,247
Debt guarantee compensation (a)	676	3,221
Total	3,631	8,368

Payables: The balances with Hygo and its affiliates as of September 30, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	September 30, 2021	December 31, 2020
Trading balances due to Hygo and affiliates	—	(11,222)
Balances due to Hygo and affiliates (b)	—	(11,222)

a)Debt guarantee compensation - In connection with the closing of the Hygo and Stonepeak transaction, Hygo entered into agreements to compensate Golar in relation to certain debt guarantees (as further described under the subheading “Guarantees”) relating to Hygo and its subsidiaries. The compensation amounted to $0.7 million and $3.2 million income for the period ended April 15, 2021 and nine months ended September 30, 2020, respectively.

b)Balances due to Hygo and affiliates - Receivables and payables with Hygo and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Balances owing to or due from Hygo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

Guarantees:
Debt guarantees - As described in (a) above, we receive compensation from Hygo in relation to our provision of guarantees on certain of its long-term debt. These debt facilities are secured against specific vessels. As of December 31, 2020, we have guaranteed $422.3 million, of Hygo's gross long-term debt obligations.

Other transactions:

Net Cool Pool expenses - Net expenses relating to the other pool participants are presented in our consolidated Statement of Operations in the line item “Voyage, charter hire and commission expenses” for the period ended April 15, 2021 and nine months ended September 30, 2020 amounted to $2.9 million and $2.7 million, respectively.

Following the completion of the Hygo Merger on April 15, 2021, Hygo ceased to be a related party and subsequent transactions with Hygo and its subsidiaries are treated as third party transactions and settled under normal payment terms. Furthermore, the Management and administrative services agreement and Ship management fee agreement were terminated and replaced with the Transition Services Agreement, Bermuda Services Agreement and Ship Management Agreements (note 9).

c) Transactions with OneLNG and subsidiaries:

Receivables: The balances with OneLNG and its subsidiaries as of September 30, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	September 30, 2021	December 31, 2020
Balances due from OneLNG	—	64
Total	—	64

Balances due from OneLNG - Receivables with OneLNG and its subsidiaries comprise primarily of unpaid advisory, administrative services and payment on behalf of a related party. Balances due from OneLNG are unsecured and interest free.

d) Transactions with other related parties:

Net (expenses)/revenue: The transactions with other related parties for the nine months ended September 30, 2021 and 2020 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2021	2020
Magni Partners (a)	(177)	(564)
Borr Drilling (b)	258	218
2020 Bulkers (c)	82	(5)
Avenir LNG (d)	346	848
ECGS (e)	1,482	—
Total	1,991	497

Receivables: The balances with other related parties as of September 30, 2021 and December 31, 2020 consisted of the following:

(in thousands of $)	September 30, 2021	December 31, 2020
Magni Partners (a)	81	81
Borr Drilling (b)	149	936
2020 Bulkers (c)	29	51
Avenir LNG (d)	1,326	980
Total	1,585	2,048

a) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited (“Magni Partners”), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

b) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling, a Bermuda company listed on the Oslo and Nasdaq stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

c) 2020 Bulkers is a related party by virtue of common directorships. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

d) Avenir LNG entered into agreements to compensate Golar in relation to certain debt guarantees relating to Avenir LNG and its subsidiaries. This compensation amounted to an aggregate of $0.3 million and $0.8 million for the nine months ended September 30, 2021 and 2020, respectively.

e) We chartered Golar Ice to ECGS during the nine months ended September 30, 2021.

20.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	September 30, 2021	December 31, 2020
Book value of vessels secured against loans (1)	2,881,248	2,959,535
(1) This excludes the Gimi which is classified as “Asset under development” and secured against its specific debt facility.

Revolving Credit Facility
As of December 31, 2020, the Revolving Credit Facility was secured by a pledge against our shares in Hygo (note 16). In April 2021, in connection with the closing of the Hygo Merger, certain amendments to the facility were executed. Whilst most of the existing terms remain substantially unchanged, the key amendments include: (i) changes to the security, with the release of the Hygo shares and the replacement with a pledge against Golar’s holding in 18,627,451 NFE shares, although, if certain requirements are met, the facility allows for the release of a portion of the NFE shares based on a prescribed loan to value ratio; and (ii) a decrease to the interest rate to LIBOR plus a margin of 4.5%.

Capital Commitments

Gandria
We have agreed to contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed. We have also provided a guarantee to cover the sub-contractor's obligations in connection with the conversion of the vessel.

UK tax lease benefits

As described under note 26 in our audited consolidated financial statements filed with our 2020 Form 20-F, during 2003 and 2004 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (“HMRC”) with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or the early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions.

On April 15, 2021, we completed the disposal of Golar Partners to NFE (as further discussed in note 9) and contemporaneously with completion, Golar Partners voluntarily terminated the Methane Princess lease. Therefore as at September 30, 2021, all six UK tax leases are terminated. Under the indemnity provisions of the Omnibus Agreement entered into with Golar Partners and the Tax Indemnification Agreement entered into with NFE, we have agreed to indemnify NFE in the event of any further tax liabilities in excess of the final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof. With effect from April 15, 2021, the lessor for the six UK tax leases has a first priority security interest in the Golar Gandria and second priority interests in relation to the Golar Tundra and the Golar Frost which replaced the lessor’s previous security interests in the Golar Spirit, Methane Princess and the Golar Grand.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by HMRC which set aside previous judgements in favor of the taxpayer, the First Tier Tribunal (“FTT or the UK court”) ruled in favor of HMRC. The taxpayer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the FTT do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore is not necessarily indicative of any outcome. HMRC has written to our lessor to indicate that they believe our lease may be similar to the case noted above. In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position. Golar's discussions with HMRC on this matter concluded without agreement and, in January 2020 we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. In December 2020, a notice of appeal was submitted to the FTT.

We have recently reopened discussions with HMRC and are now confident of our position towards a potential settlement. As such at September 30, 2021, we have revised our estimate of the reasonably possible loss and recorded a $71.4 million liability, net of amounts paid by our lessor to HMRC and including contingent fees payable contemporaneous with the settlement. Any eventual net cash outflow will be classified as a financing cash outflow given it is deemed to represent additional interest due to the lessor under the now-terminated leasing arrangements.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

21.    SUBSEQUENT EVENTS

Norwegian Bonds

In October 2021, we closed our $300 million Norwegian Bonds, which will mature in October 2025 and bear interest at 7.00% per annum. The net proceeds from the Norwegian Bonds will be used to partly refinance our 2017 Convertible Bonds and for general corporate purposes. Contemporaneous with the closing, we redeemed $85.2 million of the 2017 Convertible Bonds notional value and have subsequently reclassified the balance sheet presentation of the redeemed amount from current portion of long-term debt and short-term debt to long-term debt.

Golar Seal Put Option Extension

In November 2021, we entered into a supplemental agreement with our existing lender, CCBFL, to extend the Golar Seal's put option maturity from January 2022 to January 2025.

2021 Margin Loan

In November 2021 we executed the 2021 Margin Loan, which has a term of three years, a revolving facility limit of $200.0 million and bears interest at LIBOR plus a margin of 2.8%. The 2021 Margin Loan is secured by the 18.6 million NFE Shares that we own. We are permitted under the terms of the 2021 Margin Loan, to release a portion of the pledged NFE Shares in accordance with the prescribed loan to value ratio based on the then-current market value of such NFE Shares.

Revolving Credit Facility

In November 2021, we repaid in full our $100.0 million RCF, using the proceeds from the Norwegian Bonds. The NFE Shares held as security to the RCF, were subsequently released. We have subsequently reclassified the balance sheet presentation of the RCF from current portion of long-term debt and short-term debt to long-term debt.